
June 4, 2013

<u>Via E-Mail</u>
Michel St-Pierre
Chief Financial Officer
Wiless Controls Inc.
3450 St. Denis Street, Suite 202
Montreal, Quebec, Canada H2X 3L3

> **Re: Wiless Controls Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed August 29, 2012**
> **File No. 000-54093**

Dear Mr. St-Pierre:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief